MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

September 23, 2016

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 121 to Registration Statement on Form N-1A for MFS Series Trust X (the "Trust") on behalf of MFS® Blended Research® Growth Equity Fund, MFS Blended Research® Small Cap Equity Fund, and MFS Blended Research® Value Equity Fund (each a "Fund" and together the "Funds") (File Nos. 033-01657 and 811-04492)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of September 7, 2016, on the above-referenced Post-Effective Amendment ("PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on July 28, 2016. The PEA for the Trust was filed for the purpose of incorporating certain changes to each Fund's "Principal Investment Strategies" disclosure. Comments and responses apply to each Fund unless otherwise indicated.

General Comments

1.	Comment:	Please file a letter with "Tandy" representations in connection with the comment process for the above-referenced PEA.

Response:	As requested, in connection with the filing of the above-referenced PEA, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
September 23, 2016

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC's June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

2.	Comment:	Please include with your response letter a completed fee table and expense example for each Fund prior to the effective date of the PEA. Please also confirm that the impact of any expense reimbursement or fee waiver arrangement will be in effect for at least one year and is reflected only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.

Response:	A completed fee table and expense example for each Fund, which will be included in the Fund's final prospectus was provided in an email to the staff on September 9, 2016 and is attached to this letter as Exhibit I. Any expense reimbursement or fee waiver arrangement will be in effect for at least one year and is reflected only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.

3.	Comment:	Within the "Principal Investment Strategies" section of each Fund's prospectus, please clarify that "net assets" for purposes of the 80% name test includes borrowings for investment purposes, as required by Rule 35d-1 under the Investment Act Company Act of 1940, as amended (the "1940 Act").

Response:	The following has been added to the end of the "Principal Investment Strategies" section of each Fund's prospectus:

For purposes of the fund's 80% policy, net assets include the amount of any borrowings for investment purposes.

Securities and Exchange Commission
September 23, 2016

4.	Comment:	Within the "Principal Investment Strategies" section of each Fund's prospectus, the following is included: "MFS may invest the fund's assets in foreign securities." Please disclose the maximum percentage, if any, the Fund may invest in foreign securities.

Response:	There is no maximum percentage that a Fund may invest in foreign securities. We believe that each Fund's "Principal Investment Strategies" and "Principal Risks" sections appropriately describe the Fund's principal strategies and risks; therefore, we respectfully decline to amend this disclosure.

5.	Comment:	The "Principal Investment Strategies" sections of the prospectuses of MFS Blended Research Growth Equity Fund and MFS Blended Research Value Equity Fund include the following: "…MFS primarily invests in companies with large capitalizations." Please consider including corresponding risk disclosure specific to large capitalization companies in the "Principal Risks" sections of these Funds' prospectuses.

Response:	We believe that the "Stock Market Risk" disclosure included in each Fund's "Principal Risks" section, and as included below, appropriately discloses the principal risk of the Funds investing primarily in companies with large capitalizations:

Stock Market Risk: The price of an equity security fluctuates in response to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions, as well as to investor perceptions of these conditions. Prices can decrease significantly in response to these conditions, and these conditions can affect a single issuer, issuers within a broad market sector, industry or geographic region, or the market in general. Different parts of the market and different types of securities can react differently to these conditions. For example, the stocks of growth companies can react differently from the stocks of value companies, and the stocks of large cap companies can react differently from the stocks of small cap companies. Certain events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on stock markets. [Emphasis added]

Securities and Exchange Commission
September 23, 2016

6.	Comment:	With respect to the MFS Blended Research Growth Equity Fund and MFS Blended Research Value Equity Fund, please disclose the market capitalization range of the Russell 1000 Growth Index and the Russell 1000 Value Index (the "Indices") as of the most recent reconstitution date given that the Indices are referenced in the "Principal Investment Strategies" section of the respective prospectuses.

Response:	We do not believe that the market capitalization range of the Indices is relevant to the strategy of the Funds as we are not relying on the Indices for determining the capitalization range of the investable universe for the Funds. Therefore, we respectfully decline to amend this disclosure.

7.	Comment:	The "Principal Investment Strategies" section of each Fund's prospectus includes the following disclosure: "There is no assurance that the fund will meet this target predicted tracking error over the long term for any year or period of years, or that the fund's predicted tracking error and actual tracking error will be similar." Please consider moving this statement to the "Principal Risks" section of the Prospectus since this statement appears to be a risk and not a strategy.

Response:	The following change has been made:

Principal Investment Strategies:

…MFS uses a bottom-up approach to buying and selling investments for the fund. Investments are selected primarily based on blending fundamental and quantitative research. MFS uses fundamental analysis of individual issuers to determine a fundamental rating for an issuer.  MFS uses quantitative analysis to determine a quantitative rating for an issuer. MFS then constructs the portfolio considering the blended rating from combining the fundamental rating and the quantitative rating, as well as issuer, industry, and sector weightings, market capitalization, volatility, and other factors, with a goal of constructing a portfolio with a target predicted tracking error of approximately [_]% compared to the [index name].  ~~There is no assurance that the fund will meet this target predicted tracking error over the long term or for any year or period of years, or that the fund's predicted tracking error and actual tracking error will be similar.~~ Tracking error generally measures how the differences between the fund's monthly returns and the Index's monthly returns have varied over a specified time period…

Securities and Exchange Commission
September 23, 2016

Principal Risks

Investment Strategy Risk:  There is no assurance that the fund will meet its target predicted tracking error over the long term or for any year or period of years, or that the fund's predicted tracking error and actual tracking error will be similar. The fund's strategy to blend fundamental and quantitative research may not produce the intended results. In addition, MFS fundamental research is not available for all issuers.

8.	Comment:	The most recent Form N-CSR for MFS Blended Research Growth Equity Fund indicates that the Fund had approximately 17.6% of its assets invested in the technology sector and approximately 15.7% in the healthcare sector as of period end. In addition, the most recent Form N-CSR for MFS Blended Research Small Cap Equity Fund and MFS Blended Research Value Equity Fund indicate that each Fund had 25% or more of assets invested in the financial services sector at period end. Please consider whether additional disclosure about these sectors is appropriate in the "Principal Investment Strategies" and "Principal Risks" sections of each Fund's prospectus.

Response:	Investing in the technology, healthcare, and financial services sectors are not principal investment strategies of the Funds. We believe that our current disclosure in the Funds' "Principal Investment Strategies" and "Principal Risks" sections appropriately discloses the principal investment strategies and principal risks of the Funds. Sector allocation is a result of the then-current investment opportunities identified by a Fund's portfolio manager pursuant to the identified principal investment strategies, as opposed to a principal investment strategy of the Fund to focus its investments on companies in any particular sector. We note that in the "Principal Investment Strategies" section of the prospectus for each Fund, we disclose that MFS may invest a significant percentage of the Fund's assets in issuers in a single or small number of industries or sectors. In addition, the "Principal Risks" section of the prospectus discloses "Industry and Sector Focus Risk" as a principal risk. Based on the foregoing, we do not believe any changes to the Funds' disclosure are necessary.

9.	Comment:	The "Foreign Risk" disclosure included in the "Principal Risks" section of each Fund's prospectus includes a reference to emerging markets. Please consider including emerging markets investment strategy disclosure in the "Principal Investment Strategies" section, including a definition of emerging markets, if investing in emerging markets is a principal investment strategy of a Fund.

Securities and Exchange Commission
September 23, 2016

Response:	We do not believe investing in emerging markets is a principal investment strategy of the Funds. Because "foreign risk" encompasses the risk of emerging markets, we believe it is important to include some emerging markets risk disclosure even though the level of investment anticipated in emerging markets is not a principal investment strategy of the Funds.

10.	Comment:	With respect to the MFS Blended Research Growth Equity Fund and the MFS Blended Research Value Equity Fund, please explain why there is a reference to "smaller, less well known issuers" in the "Company Risk" disclosure given that the "Principal Investment Strategies" section of the prospectus states that MFS primarily invests in companies with large capitalizations.

Response:	While investing in small capitalization companies is not a principal investment strategy of the MFS Blended Research Growth Equity Fund or the MFS Blended Research Value Equity Fund, each such Fund does have the ability to invest in small capitalization companies. In addition, we believe that a comparison between larger issuers and smaller issuers as referenced in the "Company Risk" disclosure is a relevant comparison to make when discussing the principal risks associated with each Fund's principal investment strategy of investing primarily in companies with large capitalizations.

11.	Comment:	The prospectus for each of MFS Blended Research Growth Equity Fund and MFS Blended Research Value Equity Fund, within the "Investment Adviser" section under "Management of the Fund," states: "This [expense reduction] written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least September 30, 2016." Please confirm that this agreement is going to be extended for each Fund.

Response:	We confirm that the expense limitation arrangement described within the "Investment Adviser" section will be extended until at least September 30, 2017 for each Fund.

Securities and Exchange Commission
September 23, 2016

12.	Comment:	Please confirm that MFS has the necessary records to support the calculation of the performance of Similarly-Managed Accounts, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:	MFS maintains the required records for the performance of Similarly-Managed Accounts presented in the section titled "Performance Information of Similarly-Managed Accounts" in each Fund's prospectus.

13.	Comment:	Please include with your response letter the performance information as presented in the section titled "Performance Information of Similarly-Managed Accounts" for each Fund.

Response:	A completed "Performance Information of Similarly-Managed Accounts" table for each Fund, which will be included in a Fund's final prospectus, was emailed to the staff on September 9, 2016 and is attached to this letter as Exhibit I.

14.	Comment:	Please confirm that in the performance table in the section titled "Performance Information of Similarly-Managed Accounts," the figures that will be shown in the line "Composite (net)" reflect the netting of all actual fees incurred by the accounts, or if not, composite performance is also shown adjusted to reflect estimated Fund expenses.

Response:	The lines labeled "Adjusted for Class [X] Expenses" include Composite performance adjusted to reflect all Fund expenses, including non-management fee expenses, such as distribution, custody, transfer agency, legal, and audit expenses, that are expected to be borne by shareholders of each class of shares of the Fund.

15.	Comment:	Please confirm that net composite returns are more prominent than gross composite returns.

Response:	As shown in Exhibit I, net composite returns are presented in the first line of the chart.

16.	Comment:	If fees and expenses for the Fund are higher than the fees and expenses of the composite, please show composite performance adjusted to reflect Fund annual operating expenses.

Response:	As shown in Exhibit I, the chart includes expense-adjusted performance.

Securities and Exchange Commission
September 23, 2016

17.	Comment:	The most recent Form N-CSRs for MFS Blended Research Small Cap Equity Fund and MFS Blended Research Value Equity Fund indicate that each such Fund had 25% or more of its assets invested in the financial services sector at period end. Please confirm that each Fund is in compliance with its 25% industry concentration policy investment restriction (fundamental investment restriction #6 under "Appendix L – Investment Restrictions" in the Funds' Statement of Additional Information ("SAI")).

Response:	We confirm that each Fund is in compliance with its 25% industry concentration policy restriction. Each Fund has a fundamental concentration policy not to invest 25% or more of its total assets in securities of issuers whose business activities are in the same industry. Because sectors consist of securities in multiple industries and are thus broader than any single industry, the Funds' concentration policy is consistent with such Funds' 25% investment in the financial services sector.

18.	Comment:	With respect to each Fund's industry concentration policy investment restriction (fundamental investment restriction #6) included under "Appendix L – Investment Restrictions" in the Funds' SAI, please confirm that MFS is aware of the SEC Staff's position that a fund should consider any concentration policy of an underlying fund when monitoring the fund's industry concentration limit.

Response:	Although we are aware of the SEC Staff's position that a fund should consider any concentration policy of an underlying fund when monitoring the fund's industry concentration limit, MFS is not aware of any formal SEC guidance or legal requirement to do so. Please note that investing in underlying investment companies is not a principal investment strategy of the Funds.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

BRIAN E. LANGENFELD
 Brian E. Langenfeld
Assistant Secretary

Securities and Exchange Commission
September 23, 2016

Exhibit I
MFS Blended Research Growth Equity Fund
Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund.
You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in "Sales Charges and Waivers or Reductions" on page [7] of the fund's Prospectus and "Waivers of Sales Charges" on page H-1 of the fund's Statement of Additional Information ("SAI").
Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Management Fee	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	5.32%	5.32%	5.32%	5.32%	5.32%	5.32%	5.32%	5.32%	5.31%
Total Annual Fund Operating Expenses	5.97%	6.72%	6.72%	5.72%	6.72%	6.22%	5.97%	5.72%	5.71%
Fee Reductions and/or Expense Reimbursements[1]	(5.23)%	(5.23)%	(5.23)%	(5.23)%	(5.23)%	(5.23)%	(5.23)%	(5.23)%	(5.26)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.74%	1.49%	1.49%	0.49%	1.49%	0.99%	0.74%	0.49%	0.45%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1	Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 0.74% of the class' average daily net assets annually for each of Class A and Class R3 shares, 1.49% of the class' average daily net assets annually for each of Class B, Class C, and Class R1 shares, 0.49% of the class' average daily net assets annually for each of Class I and Class R4 shares, 0.99% of the class' average daily net assets annually for Class R2 shares, and 0.45% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least September 30, 2017.

Securities and Exchange Commission
September 23, 2016

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund's operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A Shares	$646	$1,808	$2,948	$5,701
Class B Shares assuming
redemption at end of period	$552	$1,819	$3,033	$5,821
no redemption at end of period	$152	$1,519	$2,840	$5,821
Class C Shares assuming
redemption at end of period	$252	$1,519	$2,840	$5,948
no redemption at end of period	$152	$1,519	$2,840	$5,948
Class I Shares	$50	$1,237	$2,407	$5,259
Class R1 Shares	$152	$1,519	$2,840	$5,948
Class R2 Shares	$101	$1,379	$2,626	$5,613
Class R3 Shares	$76	$1,308	$2,517	$5,439
Class R4 Shares	$50	$1,237	$2,407	$5,259
Class R6 Shares	$46	$1,232	$2,400	$5,250

Securities and Exchange Commission
September 23, 2016

Additional Information on Fees and Expenses and Performance
Fees and Expenses
The annual fund operating expenses shown in "Fees and Expenses" are based on annualized expenses reported during the fund's most recently completed fiscal year expressed as a percentage of a class' average net assets during the period.  Annual fund operating expenses have not been adjusted to reflect the fund's current asset size. In general, annual fund operating expenses, expressed as a percentage of a class' average net assets, increase as the fund's assets decrease. Annual fund operating expenses will likely vary from year to year.
Performance Information of Similarly-Managed Accounts
The following table presents the past performance of the MFS Blended Research - Large Cap Growth Composite (the "Composite"), which consists of accounts advised or sub-advised by MFS. Performance was calculated using a methodology which complies with the calculation requirements of the Global Investment Performance Standards® (GIPS). The table also shows the average annual total return for Russell 1000 Growth Index, a broad-based securities market index ("Index"). The Composite is composed of all fee paying accounts under discretionary management by MFS that have investment objectives, policies, and strategies substantially similar to those of the fund. Likewise, the accounts that make up the Composite have the same portfolio management team as the fund. The gross performance data shown for the Composite does not reflect the deduction of investment advisory fees paid by the accounts composing the Composite and certain other expenses which would be applicable to mutual funds. The net performance data may be more relevant to potential investors in the fund in their analysis of the historical experience of MFS in managing portfolios with investment objectives, policies, and strategies substantially similar to those of the fund. The Composite returns and the Index returns are calculated net of withholding taxes on dividends, interest, and capital gains. Net returns for the Composite are a net of the maximum applicable investment management fees charged by MFS for accounts managed in this strategy. The table also includes the performance of the Composite as adjusted for the expenses (on a percentage basis) that are expected to be borne by shareholders of each class of the fund, net of any fee reduction and/or reimbursement, as reflected in the "Annual Fund Operating Expenses" table. Fees and expenses of the fund differ from those used to calculate the net performance of the Composite.
The historical performance of the Composite is not, and is not a substitute for, the performance of the fund and is not necessarily indicative of the fund's future results. You should not assume that the fund will have the same future performance as the Composite. Future performance of the fund may be greater or less than the performance of the Composite due to, among other things, differences in fees, expenses, asset size, and cash flows. The fund's actual performance may vary significantly from the past performance of the Composite. Also, the accounts composing the Composite are not subject to the investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code or the fund's fundamental investment restrictions. If these limitations, requirements, and restrictions were applicable to the accounts in the Composite, they may have had an adverse effect on the performance results of the Composite.

Average Annual Total Returns
(for the Periods Ended December 31, 2015)
	1 YEAR	3 YEARS	5 YEARS	Since 1-1-2008[1]
Composite (net)	4.78%	17.44%	14.37%	8.66%
Adjusted for Class A Expenses with initial Sales charge of 5.75% [2]	(1.68)%	14.69%	12.58%	7.43%
Adjusted for Class B Expenses[2]	3.54%	16.11%	13.08%	7.43%
Adjusted for Class B Expenses with CDSC (Declining over seven years from 4% to 0%)[2]	(0.46)%	15.36%	12.83%	7.43%
Adjusted for Class C Expenses[2]	3.54%	16.11%	13.08%	7.43%
Adjusted for Class C Expenses with CDSC (1% for 12 months) [2]	2.54%	16.11%	13.08%	7.43%
Adjusted for Class I Expenses[2]	4.58%	17.26%	14.20%	8.50%

Securities and Exchange Commission
September 23, 2016

	1 YEAR	3 YEARS	5 YEARS	Since 1-1-2008[1]
Adjusted for Class R1 Expenses[2]	3.54%	16.11%	13.08%	7.43%
Adjusted for Class R2 Expenses[2]	4.06%	16.69%	13.64%	7.96%
Adjusted for Class R3 Expenses[2]	4.32%	16.97%	13.92%	8.23%
Adjusted for Class R4 Expenses[2]	4.58%	17.26%	14.20%	8.50%
Adjusted for Class R6 Expenses[2]	4.62%	17.31%	14.25%	8.54%
Composite (gross)	5.09%	17.83%	14.76%	9.03%
Russell 1000 Growth Index	5.67%	16.83%	13.53%	8.06%
[1]	Inception date of the Composite.
[2]	Gross returns of the Composite have been adjusted to reflect the expenses (on a percentage basis) that are expected to be borne by shareholders of each class of shares of the fund, net of any waiver and/or reimbursement, as reflected in the "Annual Fund Operating Expenses" table. The returns reflect the impact of maximum sales charges you may be required to pay upon the purchase or redemption of the fund's shares.

The Russell 1000 Growth Index is a trademark/service mark of the Frank Russell Company.  Russell® is a trademark of the Frank Russell Company.

Securities and Exchange Commission
September 23, 2016

MFS Blended Research Value Equity Fund
Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund.
You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in "Sales Charges and Waivers or Reductions" on page [7] of the fund's Prospectus and "Waivers of Sales Charges" on page H-1 of the fund's Statement of Additional Information ("SAI").
Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Management Fee	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	5.04%	5.04%	5.04%	5.04%	5.04%	5.04%	5.04%	5.04%	5.03%
Total Annual Fund Operating Expenses	5.69%	6.44%	6.44%	5.44%	6.44%	5.94%	5.69%	5.44%	5.43%
Fee Reductions and/or Expense Reimbursements[1]	(4.95)%	(4.95)%	(4.95)%	(4.95)%	(4.95)%	(4.95)%	(4.95)%	(4.95)%	(4.98)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.74%	1.49%	1.49%	0.49%	1.49%	0.99%	0.74%	0.49%	0.45%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1	Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 0.74% of the class' average daily net assets annually for each of Class A and Class R3 shares, 1.49% of the class' average daily net assets annually for each of Class B, Class C, and Class R1 shares, 0.49% of the class' average daily net assets annually for each of Class I and Class R4 shares, 0.99% of the class' average daily net assets annually for Class R2 shares, and 0.45% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least September 30, 2017.

Securities and Exchange Commission
September 23, 2016

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund's operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A Shares	$646	$1,757	$2,852	$5,525
Class B Shares assuming
redemption at end of period	$552	$1,766	$2,938	$5,646
no redemption at end of period	$152	$1,466	$2,742	$5,646
Class C Shares assuming
redemption at end of period	$252	$1,466	$2,742	$5,776
no redemption at end of period	$152	$1,466	$2,742	$5,776
Class I Shares	$50	$1,182	$2,304	$5,067
Class R1 Shares	$152	$1,466	$2,742	$5,776
Class R2 Shares	$101	$1,325	$2,526	$5,432
Class R3 Shares	$76	$1,254	$2,416	$5,252
Class R4 Shares	$50	$1,182	$2,304	$5,067
Class R6 Shares	$46	$1,177	$2,297	$5,058

Securities and Exchange Commission
September 23, 2016

Additional Information on Fees and Expenses and Performance
Fees and Expenses
The annual fund operating expenses shown in "Fees and Expenses" are based on annualized expenses reported during the fund's most recently completed fiscal year expressed as a percentage of a class' average net assets during the period.  Annual fund operating expenses have not been adjusted to reflect the fund's current asset size. In general, annual fund operating expenses, expressed as a percentage of a class' average net assets, increase as the fund's assets decrease. Annual fund operating expenses will likely vary from year to year.
Performance Information of Similarly-Managed Accounts
The following table presents the past performance of the MFS Blended Research - Large Cap Value Composite (the "Composite"), which consists of accounts advised or sub-advised by MFS. Performance was calculated using a methodology which complies with the calculation requirements of the Global Investment Performance Standards® (GIPS). The table also shows the average annual total return for Russell 1000 Value Index, a broad-based securities market index ("Index"). The Composite is composed of all fee paying accounts under discretionary management by MFS that have investment objectives, policies, and strategies substantially similar to those of the fund. Likewise, the accounts that make up the Composite have the same portfolio management team as the fund. The gross performance data shown for the Composite does not reflect the deduction of investment advisory fees paid by the accounts composing the Composite and certain other expenses which would be applicable to mutual funds. The net performance data may be more relevant to potential investors in the fund in their analysis of the historical experience of MFS in managing portfolios with investment objectives, policies, and strategies substantially similar to those of the fund. The Composite returns and the Index returns are calculated net of withholding taxes on dividends, interest, and capital gains. Net returns for the Composite are a net of the maximum applicable investment management fees charged by MFS for accounts managed in this strategy. The table also includes the performance of the Composite as adjusted for the expenses (on a percentage basis) that are expected to be borne by shareholders of each class of the fund, net of any fee reduction and/or reimbursement, as reflected in the "Annual Fund Operating Expenses" table. Fees and expenses of the fund differ from those used to calculate the net performance of the Composite.
The historical performance of the Composite is not, and is not a substitute for, the performance of the fund and is not necessarily indicative of the fund's future results. You should not assume that the fund will have the same future performance as the Composite. Future performance of the fund may be greater or less than the performance of the Composite due to, among other things, differences in fees, expenses, asset size, and cash flows. The fund's actual performance may vary significantly from the past performance of the Composite. Also, the accounts composing the Composite are not subject to the investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code or the fund's fundamental investment restrictions. If these limitations, requirements, and restrictions were applicable to the accounts in the Composite, they may have had an adverse effect on the performance results of the Composite.

Securities and Exchange Commission
September 23, 2016

Average Annual Total Returns
(for the Periods Ended December 31, 2015)

	1 YEAR	3 YEARS	5 YEARS	Since 1-1-2008[1]
Composite (net)	(2.89)%	14.39%	11.90%	6.23%
Adjusted for Class A Expenses with initial Sales charge of 5.75% [2]	(8.88)%	11.70%	10.15%	5.03%
Adjusted for Class B Expenses[2]	(4.04)%	13.08%	10.63%	5.03%
Adjusted for Class B Expenses with CDSC (Declining over seven years from 4% to 0%)[2]	(8.04)%	12.30%	10.36%	5.03%
Adjusted for Class C Expenses[2]	(4.04)%	13.08%	10.63%	5.03%
Adjusted for Class C Expenses with CDSC (1% for 12 months) [2]	(5.04)%	13.08%	10.63%	5.03%
Adjusted for Class I Expenses[2]	(3.08)%	14.21%	11.74%	6.08%
Adjusted for Class R1 Expenses[2]	(4.04)%	13.08%	10.63%	5.03%
Adjusted for Class R2 Expenses[2]	(3.56)%	13.64%	11.18%	5.55%
Adjusted for Class R3 Expenses[2]	(3.32)%	13.93%	11.46%	5.81%
Adjusted for Class R4 Expenses[2]	(3.08)%	14.21%	11.74%	6.08%
Adjusted for Class R6 Expenses[2]	(3.04)%	14.25%	11.78%	11.85%
Composite (gross)	(2.60)%	14.76%	12.28%	6.60%
Russell 1000 Value Index	(3.83)%	13.08%	11.27%	5.10%
[1]	Inception date of the Composite.
2    Gross returns of the Composite have been adjusted to reflect the expenses (on a percentage basis) that are expected to be borne by shareholders of each class of shares of the fund, net of any waiver and/or reimbursement, as reflected in the "Annual Fund Operating Expenses" table.  The returns reflect the impact of maximum sales charges you may be required to pay upon the purchase or redemption of the fund's shares.
The Russell 1000 Value Index is a trademark/service mark of the Frank Russell Company.  Russell® is a trademark of the Frank Russell Company.

Securities and Exchange Commission
September 23, 2016

MFS Blended Research Small Cap Equity Fund
Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund.
You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in "Sales Charges and Waivers or Reductions" on page 8 of the fund's Prospectus and "Waivers of Sales Charges" on page H-1 of the fund's Statement of Additional Information ("SAI").
Shareholder Fees (fees paid directly from your investment):
Share Class	A	529A	B AND 529B	C AND 529C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	None	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	529A	529B	529C	R1	R2	R3	R4	R6
Management Fee	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	0.25%	1.00%	1.00%	1.00%	0.50%	0.25%	None	None
Other Expenses	5.49%	5.49%	5.49%	5.49%	5.59%	5.59%	5.59%	5.49%	5.49%	5.49%	5.49%	5.48%
Total Annual Fund Operating Expenses	6.39%	7.14%	7.14%	6.14%	6.49%	7.24%	7.24%	7.14%	6.64%	6.39%	6.14%	6.13%
Fee Reductions and/or Expense Reimbursements[1]	(5.40)%	(5.40)%	(5.40)%	(5.40)%	(5.45)%	(5.45)%	(5.45)%	(5.40)%	(5.40)%	(5.40)%	(5.40)%	(5.43)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.99%	1.74%	1.74%	0.74%	1.04%	1.79%	1.79%	1.74%	1.24%	0.99%	0.74%	0.70%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1	MFS Fund Distributors, Inc., has agreed in writing to waive the program management fee for each of the fund's Class 529A, Class 529B, and Class 529C shares to 0.05% of the class' average daily net assets attributable to each share class annually. This written agreement will expire on September 30, 2017, unless MFS Fund Distributors, Inc., elects to extend the waiver. Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that ''Total Annual Fund Operating Expenses" do not exceed 0.99% of the class' average daily net assets annually for each of Class A and Class R3 shares, 1.74% of the class' average daily net assets annually for each of Class B, Class C, and Class R1 shares, 0.74% of the class' average daily net assets annually for each of Class I and Class R4 shares, 1.24% of the class' average daily net assets annually for Class R2 shares, 0.70% of the class' average daily net assets annually for Class R6 shares, 1.04% of the class' average daily net assets annually for Class 529A shares, and 1.79% of the class' average daily net asset annually for each of Class 529B and Class 529C shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least September 30, 2017.

Securities and Exchange Commission
September 23, 2016

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund's operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A Shares	$670	$1,906	$3,107	$5,967
Class B Shares assuming
redemption at end of period	$577	$1,917	$3,191	$6,085
no redemption at end of period	$177	$1,620	$3,002	$6,085
Class C Shares assuming
redemption at end of period	$277	$1,620	$3,002	$6,207
no redemption at end of period	$177	$1,620	$3,002	$6,207
Class I Shares	$76	$1,341	$2,578	$5,550
Class 529A Shares	$675	$1,928	$3,144	$6,028
Class 529B Shares assuming
redemption at end of period	$582	$1,939	$3,228	$6,145
no redemption at end of period	$182	$1,643	$3,040	$6,145
Class 529C Shares assuming
redemption at end of period	$282	$1,643	$3,040	$6,266
no redemption at end of period	$182	$1,643	$3,040	$6,266
Class R1 Shares	$177	$1,620	$3,002	$6,207
Class R2 Shares	$126	$1,482	$2,793	$5,888
Class R3 Shares	$101	$1,412	$2,686	$5,721
Class R4 Shares	$76	$1,341	$2,578	$5,550
Class R6 Shares	$72	$1,336	$2,572	$5,541

Securities and Exchange Commission
September 23, 2016

 Additional Information on Fees and Expenses and Performance
Fees and Expenses
The annual fund operating expenses shown in "Fees and Expenses" are based on annualized expenses reported during the fund's most recently completed fiscal year expressed as a percentage of a class' average net assets during the period.  Annual fund operating expenses have not been adjusted to reflect the fund's current asset size. In general, annual fund operating expenses, expressed as a percentage of a class' average net assets, increase as the fund's assets decrease. Annual fund operating expenses will likely vary from year to year.
Performance Information of Similarly-Managed Accounts
The following table presents the past performance of the MFS Blended Research - US Small Cap Equity Composite (the "Composite"), which consists of accounts advised or sub-advised by MFS. Performance was calculated using a methodology which complies with the calculation requirements of the Global Investment Performance Standards® (GIPS). The table also shows the average annual total return for Russell 2000® Index, a broad-based securities market index ("Index"). The Composite is composed of all fee paying accounts under discretionary management by MFS that have investment objectives, policies, and strategies substantially similar to those of the fund. Likewise, the accounts that make up the Composite have the same portfolio management team as the fund. The gross performance data shown for the Composite does not reflect the deduction of investment advisory fees paid by the accounts composing the Composite and certain other expenses which would be applicable to mutual funds. The net performance data may be more relevant to potential investors in the fund in their analysis of the historical experience of MFS in managing portfolios with investment objectives, policies, and strategies substantially similar to those of the fund. The Composite returns and the Index returns are calculated net of withholding taxes on dividends, interest, and capital gains. Net returns for the Composite are a net of the maximum applicable investment management fees charged by MFS for accounts managed in this strategy. The table also includes the performance of the Composite as adjusted for the expenses (on a percentage basis) that are expected to be borne by shareholders of each class of the fund, net of any fee reduction and/or reimbursement, as reflected in the "Annual Fund Operating Expenses" table. Fees and expenses of the fund differ from those used to calculate the net performance of the Composite.
The historical performance of the Composite is not, and is not a substitute for, the performance of the fund and is not necessarily indicative of the fund's future results. You should not assume that the fund will have the same future performance as the Composite. Future performance of the fund may be greater or less than the performance of the Composite due to, among other things, differences in fees, expenses, asset size, and cash flows. The fund's actual performance may vary significantly from the past performance of the Composite. Also, the accounts composing the Composite are not subject to the investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code or the fund's fundamental investment restrictions. If these limitations, requirements, and restrictions were applicable to the accounts in the Composite, they may have had an adverse effect on the performance results of the Composite.

Securities and Exchange Commission
September 23, 2016

Average Annual Total Returns
(for the Periods Ended December 31, 2015)
	1 YEAR	Since 1-1-2013[1]
Composite (net)	(4.18)%	14.36%
Adjusted for Class A Expenses with initial Sales charge of 5.75% [2]	(10.08)%	11.68%
Adjusted for Class B Expenses[2]	(5.31)%	13.06%
Adjusted for Class B Expenses with CDSC (Declining over seven years from 4% to 0%)2(	(9.31)%	12.27%
Adjusted for Class C Expenses[2]	(5.31)%	13.06%
Adjusted for Class C Expenses with CDSC (1% for 12 months) [2]	(6.31)%	13.06%
Adjusted for Class I Expenses[2]	(4.36)%	14.18%
Adjusted for Class R1 Expenses[2]	(5.31)%	13.06%
Adjusted for Class R2 Expenses[2]	(4.84)%	13.62%
Adjusted for Class R3 Expenses[2]	(4.60)%	13.90%
Adjusted for Class R4 Expenses[2]	(4.36)%	14.18%
Adjusted for Class R6 Expenses[2]	(4.32)%	14.23%
Adjusted for Class 529A Expenses with initial Sales charge of 5.75% [2]	(10.13)%	11.62%
Adjusted for Class 529B Expenses[2]	(5.36)%	13.00%
Adjusted for Class 529B Expenses with CDSC (Declining over seven years from 4% to 0%)2(	(9.36)%	12.21%
Adjusted for Class 529C Expenses[2]	(5.36)%	13.00%
Adjusted for Class 529C Expenses with CDSC (1% for 12 months) [2]	(6.36)%	13.00%
Composite (gross)	(3.64)%	15.02%
Russell 2000® Index	(4.41)%	11.65%
[1]	Inception date of the Composite.
2    Gross returns of the Composite have been adjusted to reflect the expenses (on a percentage basis) that are expected to be borne by shareholders of each class of shares of the fund, net of any waiver and/or reimbursement, as reflected in the "Annual Fund Operating Expenses" table.  The returns reflect the impact of maximum sales charges you may be required to pay upon the purchase or redemption of the fund's shares.

The Russell 2000® Index is a trademark/service mark of the Frank Russell Company. Russell® is a trademark of the Frank Russell Company.